

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Ms. April Hashimoto
Chief Financial Officer
Pacific Rim Mining Corp.
Suite 410 – 625 Howe Street
Vancouver, B.C. CANADA V6C 2T6

> **Re: Pacific Rim Mining Corp.**
> **Form 40-F for Fiscal Year Ended April 30, 2007**
> **Filed July 30, 2007**

Dear Ms. Hashimoto:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended April 30, 2007

Disclosure Controls and Procedures and Management's Report on Internal Control over Financial Reporting

1. We note your determinations that your disclosure controls and procedures and your internal control over financial reporting were effective at April 30, 2007. You also state that there were no changes in your internal control over financial reporting during the year ended April 30, 2007, that materially affected or are likely to materially affect your internal control over financial reporting. Please explain to us how, given the restatements described in Notes 15 and 17 of your financial statements, you are able to conclude that your controls are effective

since you have made no changes in controls since discovering the prior years' problems during 2007.

Note 2. Significant Accounting Policies and Accounting Changes

Property, Plant and Equipment

2.   We note your disclosure that mining PP&E is depreciated using the unit of production method over estimated recoverable ounces. For U.S. GAAP purposes, it is appropriate to depreciate over proven and probable reserves, as recoverable ounce is not a recognized measure. Please explain why your U.S. GAAP reconciliation does not include an adjustment for this apparent difference.

Exploration Expenses

3.   We note your disclosure that development expenditures are amortized using the unit of production method over estimated recoverable ounces. For U.S. GAAP purposes, it is appropriate to amortize over proven and probable reserves, as recoverable ounce is not a recognized measure. Please explain why your U.S. GAAP reconciliation does not include an adjustment for this apparent difference.

4.   Disclosure under this note indicates, in part, that expenditures "to further define mineralization in existing ore bodies" are capitalized. Explain to us how you define "mineralization" and "existing ore bodies" for purposes of applying this policy. As part of your response, explain how "mineralization" compares to proven and probable reserves under US GAAP. Also, tell us the amounts capitalized under this policy as of the years ended April 30, 2007 and 2006.

Revenue Recognition

5.   Please expand your disclosure to indicate when revenue is recognized relative to delivery of your product.

Note 6. Mineral Properties

6.   Provide us with a schedule or other analysis detailing the amounts capitalized under the caption Mining Property Acquisition Costs – El Slavador. Indicate the amount, date, method of payment and activity, nature or purpose of each expenditure.

Note 9. Accrued Closure Costs

7. Reconcile for us accrued closure costs as disclosed in the first sentence of this note with amounts disclosed in the table and reported on your balance sheets.

Engineering Comments

General

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

July 2007 Updated Resource Estimate, page 26

9.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Santa Rita Gold Project, El Salvador, page 29

10.   We note you disclose sample grade as between 6.4 g/t and 118.3 g/t on page 29 and again as 0.01 and 31.9 on page 30. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant